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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of February 2003

                         MAGIC SOFTWARE ENTERPRISES LTD.
                              (Name of Registrant)


                    5 HaPlada Street, Or-Yehuda, Israel 60218
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X                Form 40-F ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes ___     No X

     If  "Yes"  is  marked,  indicate  below  the file  number  assigned  to the
registrant   in   connection    with   Rule   12g3-2(b):    82- ____________

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


                         MAGIC SOFTWARE ENTERPRISES LTD.


6-K Items

     1. Magic Software Enterprises Ltd. Proxy Statement for 2002 Annual General Meeting to be held February 23, 2003.

     2.   Magic Software Enterprises Ltd. Proxy Card.

                                                                          Item 1

                         MAGIC SOFTWARE ENTERPRISES LTD.

January 24, 2003

              NOTICE OF 2002 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Magic Software Enterprises Ltd. Shareholders:

     We cordially invite you to the Annual General Meeting of Shareholders. It will be held at 9:00 a.m. on Sunday, February 23, 2003 at our offices at 5 HaPlada Street, Or Yehuda, Israel.

     The purpose of the meeting is to consider and vote upon the following matters:

     1. The election of five directors for terms expiring at the 2003 Annual General Meeting and one outside director for a term expiring in 2005;

     2.   Approval of the terms of compensation for our outside directors;

     3. Ratification of the appointment of Kost, Forer & Gabbay as our independent auditors for the year ending December 31, 2002 and authorization for the board of directors to fix their remuneration; and

     4. Receipt and consideration of our Auditor's Report, Directors' Report and Consolidated Financial Statements for the year ended December 31, 2001.

     The board of directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

     You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

                                            Sincerely,

                                            /s/David Assia
                                           David Assia, Chairman



BY ORDER OF THE BOARD OF DIRECTORS
Amit Birk, Corporate Secretary

                                 PROXY STATEMENT

     This statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors of Magic Software Enterprises Ltd. to be voted at the Annual General Meeting of Shareholders, or the Meeting, to be held on Sunday, February 23, 2003 and any adjournment thereof. Shareholders will be asked to vote upon: (i) the election of five directors for terms expiring at the 2003 Annual General Meeting and one outside director for a term expiring in 2005; (ii) approval of the terms of compensation for our outside directors;
(iii) ratification of the appointment of Kost, Forer & Gabbay as our independent auditors for the year ending December 31, 2002 and authorization for the board of directors to fix their remuneration; and (iv) receipt and consideration of our Auditor's Report, Directors' Report and Consolidated Financial Statements for the year ended December 31, 2001. Our 2001 Annual Report on Form 20-F, including our audited financial statements for the fiscal year ended December 31, 2001, and the proxy card enclosed with this Proxy Statement are being mailed to shareholders on or about January 27, 2003.

     Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR each proposition for which the board of directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

     As of January 24, 2003, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 29,644,364 ordinary shares. Each ordinary share entitles the holder to one vote. The ordinary shares have a par value of NIS 0.1 per share. The presence of two shareholders, holding at least one third of our share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. An affirmative majority of the votes cast is required to approve each of the proposals to be presented at the Annual General Meeting, except Item 1 with respect to the election of Ms. Shlomit Golan as an outside director which requires either (i) the affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting, in person or by proxy and voting thereon, provided that at least one third of the non-controlling shareholders represented and voting at the Annual General Meeting are included in the majority; or (ii) that the total shareholdings of those who have no controlling interest who vote against her election as outside director do not represent more than 1% of the voting rights in our company. Under the Israeli Companies Law, Item 1 with respect to the election of Ms. Shlomit Golan as an outside director requires that our shareholders notify us prior to the vote at the Annual General Meeting, or if such vote is made by proxy on the proxy card, whether or not they have a personal interest with respect to he election. The term "personal interest" is defined as "a person's personal interest in an act or transaction of the company, including the personal interest of his relatives and of any other corporation in which he or his relatives is an interested party, and exclusive of personal interest that stems from the fact of holding shares in the company." If a shareholder fails to notify us as to whether he or she has a personal interest in this item, the shareholder may not vote and his vote will not be counted with respect to such item. There will be a specific place on the front of the proxy card to indicate if you have a personal interest in Item 1 with respect to the election of Ms. Shlomit Golan as our outside director.

     A broker who is the record owner of ordinary shares beneficially owned by a customer will have discretionary authority to vote such ordinary shares in the election of directors and other proposals herein, if the broker has not received voting instructions from the beneficial owner by the tenth day before the Meeting, provided that this Proxy Statement was transmitted to the beneficial owner at least 15 days before the Meeting. Abstentions and broker "non-votes" are not counted in determining outcomes of matters being acted upon. They are counted only for determining a meeting quorum. A broker "non-vote" occurs when a nominee holding ordinary shares of our company for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.

     We have received indications from our principal shareholder, Formula Systems (1985) Ltd., which holds approximately 52.68% of our issued and outstanding ordinary shares, that it presently intends to vote for all of the nominees for director and in favor of all of the proposals to be acted upon at the Meeting.

     We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

     You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting.

                              ELECTION OF DIRECTORS
                           (Item 1 on the Proxy Card)

     Our board of directors proposes the election of Dan Goldstein, David Assia, Gad Goldstein, Jacob Tanenbaum and Naamit Salomon as directors, to hold office for one year until the 2003 Annual General Meeting and until their successors are elected and qualified, and the election of Ms. Shlomit Golan as an outside director (as defined by the Israeli Companies Law), to hold office for three years until our Annual General Meeting of 2005 and until her successor is elected and qualified. Each nominee is currently serving as a member of our board of directors, except for Ms. Naamit Salomon and Ms. Shlomit Golan.

     Should any of the nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by the board of directors. None of the nominees are expected to be unavailable.

     Under the Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the election as directors of Dan Goldstein, David Assia, Gad Goldstein, Jacob Tanenbaum and Naamit Salomon. The approval of the election as an outside director of Ms. Shlomit Golan shall require the affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting in person or by proxy and voting thereon, provided that either
(i) at least one third of the non-controlling shareholders represented and voting at the Annual General Meeting are included in the majority; or (ii) that the total shareholdings of the non-controlling shareholders who vote against her election do not represent more than 1% of the voting rights in our company.

     Set  forth  below  is  information  about  each  nominee,   including  age,
position(s) held with our company, principal occupation, business history and other directorships held.


     Name                              Age    Position
     ----                              ---    --------
     David Assia..................      51    Chairman of the Board of Directors
     Dan Goldstein................      48    Director
     Gad Goldstein................      43    Director
     Jacob Tanenbaum..............      45    Director
     Naamit Salomon...............      38    Director
     Shlomit Golan................      52    Outside Director

Nominees For Election As Director For Terms Expiring In 2003

     David Assia, a co-founder of our company, has served as a director since our inception in 1983. He was chairman of our board of directors from 1986 until October 2000 and served as vice chairman of our board of directors from October 2000 until reassuming the position of chairman of our board of directors in January 2002.

From 1986 until September 1997, he served as our chief executive officer. Mr. Assia has served as the chairman of the board of directors of Mashov Computers Ltd. since 1989. Mr. Assia also serves as a director of Aladdin Knowledge Systems Ltd., Radview Software Ltd. and Enformia Ltd. Mr. Assia holds a B.A. degree in economics and statistics and an M.B.A. degree from Tel Aviv University.

     Dan Goldstein has served as a director of our company since April 1998 and he served as the chairman of our board of directors from October 2000 until January 2002. Mr. Goldstein has served as chairman of the board of directors and chief executive officer of Formula Systems since January 1985. Mr. Goldstein is also the chairman of the board of directors of other companies in the Formula Systems group, including New Applicom Software Industries (1990) Ltd., and is a director of Crystal Systems Solutions Ltd. Mr. Goldstein holds a B.A. degree in mathematics and computer sciences and an M.B.A. degree from Tel Aviv University.

     Gad Goldstein has served as a director of our company since December 1998. Mr. Goldstein has been president of Formula Systems since April 1995. Prior thereto and since 1985, he was vice president-finance and a director of Formula Systems. Mr. Goldstein is also a director of other companies within the Formula Systems group, including New Applicom Software Industries, and is chairman of the board of directors of Crystal Systems Solutions. Mr. Goldstein holds a B.A. degree in economics and an M.B.A. degree from Tel Aviv University. Gad Goldstein and Dan Goldstein are brothers.

     Jacob Tanenbaum has served as a director of our company since July 18, 2002. Mr. Tanenbaum is the founder and CEO of IT Net Investments Ltd., a privately held investment company, since June 2000 and as a director of Mainsoft Inc., a privately held company, since December 1999. Mr. Tanenbaum has served in various management positions in several private and public companies, among them Formula Systems (1985) Ltd., Sintec Advanced Technologies, Aman Computers, Malal Group, Noyotec Ltd. and Sabratech Ltd. Mr. Tanenbaum holds a B.Sc. in Management and Industrial Engineering from Tel-Aviv University.

     Naamit  Salomon has served as a vice president  finance of Formula  Systems
(1985) Ltd. since August 1997. Ms. Salomon also serves as a director of Liraz Systems Limited, a global provider of software products and support services for the modernization of existing information systems. Ms. Salomon holds a B.A. degree in economics and business administration from Ben Gurion University.

Nominee For Election As An Outside Director For Term Expiring In 2005

     Shlomit Golan has been nominated to serve as an outside director of our company. Ms. Golan is currently a freelance accountant for Sotheby's Israel Ltd., a subsidiary of Sotheby's Ltd., an international auction company, and for Everest Funds, limited partnerships that invest in Israeli and Israeli related companies. From 1996 until 2000, Ms. Golan served as a director of Dovrat Shrem & Co. Investment Management LTD and in 1999 as a director of FCT Formula Computer Technologies LTD. From 1992 until 1995, Ms. Golan served as an accounting manager at Braude & Co. Ms. Golan holds a B.A degree in Economics and Accounting and an Executive MBA from Tel Aviv University. She is a Certified Public Accountant.

     The Board of Directors recommends a vote FOR the election of each nominee for Director named above.


Outside Director Continuing in Office

     Yigal Berman has served as an outside director of our company since October 1997. Since 1981 he has served as vice president-finance of Intergama Investment Ltd., an Israeli holding company. Mr. Berman serves as a director of Rapac Electronics Ltd., an Israeli company operating in the electronics industry whose shares are traded on the Tel Aviv Stock Exchange. Until June 1997, Mr. Berman served as a director of Mashov Computers. Mr. Berman holds a B.A. degree in economics and statistics and an M.B.A. degree from Tel Aviv University.

                        BOARD OF DIRECTORS AND COMMITTEES

Outside Directors

     Under the Israeli Companies Law, 1999 public companies which have offered shares to the public in or outside of Israel are required to elect two outside directors who must meet specified standards of independence. The outside directors may not have any economic relationship with us. Among other limitations, controlling shareholders of a company, 25% shareholders, and their relatives or employees cannot serve as outside directors. Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who are present at the meeting. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company.

     Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Mr. Yigal Berman has served as an independent director since October 1997 and was elected to serve as an outside director for an additional period of three years until October 2003. Ms. Maya Liquornik served as our outside director from December 2000 until her resignation on October 20, 2002. Subject to her election by our shareholders at this Meeting, Ms. Shlomit Golan will serve as our outside director for a period of three years until the Annual General Meeting of Shareholders to be held in 2005 and until her successor is elected and qualified. Outside directors can be removed from office only by the same percentage of non-controlling shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company. If, when an outside director is elected, all members of the board of directors of a company are of one gender, the outside director to be elected must be of the other gender.

     Any committee of the board of directors must include at least one outside director. An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Audit Committee

        The Israeli Companies Law provides that public companies must appoint an audit committee, which must consist of at least three members and include all of the company's outside directors. The chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

 Messrs. Yigal Berman and Gad Goldstein currently serve on our audit committee. Subject to her election by our shareholders at our Annual Meeting, Ms. Shlomit Golan will qualify both as an independent director under the Nasdaq National Market requirements and as an outside director under the Israeli Companies Law and will be the third member of our audit committee following her election at this Meeting. It is currently contemplated that the audit committee will meet at least twice a year. The responsibilities of the audit committee include: (i) finding any defects in the business management of our company, for which purpose the audit committee may consult with our independent auditors and internal auditor, and proposing to the board of directors ways to correct such defects, and (ii) approving related-party transactions as required by Israeli law.

        The audit committee is authorized generally to investigate any matter within the scope of its responsibilities and has the power to obtain from the internal auditing unit, our independent auditors or any other officer or employee any information that is relevant to such investigations.

Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth certain information as of January 24, 2003 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 10% of our ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

                                                  Number of Ordinary Shares    Percentage of
    Name                                           Beneficially Owned (1)      Ownership (2)
    ----                                           ----------------------      -------------

    Formula Systems (1985) Ltd. (3)...............      15,619,215                    52.68%
    David Assia (4)..............................        1,319,372                     4.43%
    Dan Goldstein (5)............................               --                       --
    Gad Goldstein (5)............................               --                       --
    Jacob Tanenbaum..............................               --                       --
    Yigal Berman (6).............................           21,000                        *
    All directors and executive officers as a
     group (8 persons) (7).................              1,713,461                     5.67%

----------------

*    Less than 1%

     (1) Ordinary shares beneficially owned include shares that may be acquired pursuant to options that are currently exercisable or which will first become exercisable within 60 days of the record date.

     (2) Based on 29,644,364 ordinary shares outstanding as of the record date. Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of the record date are treated as outstanding only for purposes of determining the percent owned by such person or group.

     (3) The address of Formula Systems (1985) Ltd. is 3 Hagalim Boulevard, Herzliya Pituach, Israel.

     (4) Includes 136,113 ordinary shares subject to currently exercisable options granted under our stock option plans, at an exercise price of $1.625 per share. Such options expire in March 2011.

     (5) Dan Goldstein, an officer and a director of Formula Systems (1985) Ltd. and a director of our company, and Gad Goldstein, a director of Formula Systems (1985) Ltd. and a director of our company, disclaim beneficial ownership of the 15,619,215 ordinary shares held by Formula Systems (1985) Ltd.

     (6) All such 21,000 ordinary shares are subject to currently exercisable options granted under our stock option plan, at exercise prices between $5.00 - $10.625 per share. Such options expire in October 2011.

     (7) Includes 530,202 ordinary shares issuable upon the exercise of currently exercisable options or which will first become exercisable within 60 days of the record date.

Executive Compensation

     The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2001.

                                             Salaries, fees,        Pension,
                                             commissions and     retirement and
                                                 bonuses        similar benefits
                                                 -------        ----------------
     All directors and executive
       officers as a group, consisting
       of seven persons................         $725,369             $62,775

     During the year ended December 31, 2001, we paid to each of our outside and independent directors an annual fee of approximately $10,000 and a per meeting attendance fee of approximately $254. Those fees are paid based on the fees detailed in a schedule published semi-annually by the Committee for Public Directors under the Israeli Securities Law.

     As of December 31, 2001, our directors and executive officers as a group, consisting of seven persons, held options to purchase an aggregate of 623,294 ordinary shares, at exercise prices ranging from $1.46 to $10.56 per share, with vesting over a three-year term. Of such options 13,290 options expire in 2009, 45,000 options expire in 2010 and 565,004 options expire in 2011. All options were issued under our 1991 and 2000 Employee Stock Option Plans.

Stock Option Plan

1991 Stock Option Plan

     In 1991, we adopted our 1991 Employee Stock Option Plan, or the 1991 Plan. The 1991 Plan, as amended, authorized the grant of options to purchase an aggregate of 6,750,000 ordinary shares. The 1991 Plan had a 10-year term which ended on July 31, 2001.

     As of January 24, 2003, options to purchase 1,012,406 shares were outstanding at an average exercise price of $3.56 per share. In 2001, 272,280 options were granted at an average exercise price of $1.75 per share and 266,268 options were exercised into ordinary shares, at an average exercise price of $1.33 per share.

     As of January 24, 2003, our executive officers and directors as a group, consisting of seven persons, held options to purchase 72,089 ordinary shares, at an average exercise price of $4.42 per share. In 2001, 25,004 options were granted to our executive officers and directors as a group, at an average exercise price of $1.62 per share and no options were exercised into ordinary shares by such persons.

2000 Stock Option Plan

     Our 2000 Employee Stock Option Plan, or the 2000 Plan, authorizes the grant of options to purchase up to 3,000,000 ordinary shares. Employees, officers, directors and consultants of our company and its subsidiaries are eligible to participate in the 2000 Plan. Awards under the 2000 Plan may be granted in the forms of incentive stock options as provided in Section 422 of the U.S. Internal Revenue Code of 1986, as amended, non-qualified stock options, options granted pursuant to Section 102 of the Israeli Tax Ordinance and options granted pursuant to Section 3.9 of the Israeli Tax Ordinance. The 2000 Plan has a term of ten years and will terminate in November 2010. No award of options may be made after such date.

     At January 24, 2003, options for the purchase of 1,601,227 ordinary shares having an average exercise price of $1.63 per share had been granted. Of such options, options to purchase 1,080,528 ordinary shares are currently exercisable. Options for the purchase of 1,398,773 ordinary shares are available for future grant under the 2000 Plan. Of such outstanding options, 540,000 options were granted to our executive officers and directors at an average exercise price of $1.625 per share and no options were exercised into ordinary shares by such persons.

Certain Transactions

Agreements with Enformia Ltd.

     In October 2001, we entered into an agreement with Enformia Ltd., a company which is controlled by Mr. David Assia, our chairman of the board of directors, pursuant to which we sublet to Enformia approximately 2,900 square feet on the third floor of our building at 3 Haplada Street for a monthly rent of $6,583 (based on $22.70 per square meter including maintenance expenses) plus value added tax. The term of the lease was one year and subject to renewal for additional terms of one year each. The terms of the lease provided for termination with 90 days prior notice. In February 2002, the parties agreed to terminate the lease.

     In March 2002, we entered into another agreement with Enformia pursuant to which we sublet to Enformia the first floor (approximately 2,440 square feet) of a building located at 3 Haplada Street in Or Yehuda at a monthly rent of $2,200, which rent does not include maintenance expenses, plus value added tax. The term of the lease is one year and subject to renewal for additional terms of one year each. The parties may terminate the lease upon providing the other party with 90 days prior notice.

     In May of 2001, we entered into an agreement with Enformia pursuant to which Enformia will maintain our website for a fee of NIS 50,835 ($12,000) per year.

     In November 2001, we entered into an agreement with Enformia pursuant to which we acquired certain software known as Weblogic Technology which is required to operate our website for a fee of NIS 192,094 ($45,000).

     We believe that the terms of the transactions with Enformia Ltd. were beneficial and no less favorable to us than the terms which might be available to us from unaffiliated third parties. Because of our chairman's personal interest in Enformia, any future transactions and arrangements with Enformia will require approval of our audit committee and board of directors and may require approval by our shareholders.


                COMPENSATION FOR THE COMPANY'S OUTSIDE DIRECTORS
                           (Item 2 on the Proxy Card)

     Pursuant to the Companies Law, an outside director is entitled to compensation and to reimbursement of expenses as provided in the Companies Regulations (Rules Regarding Compensation to an Outside Director), 5760-2000, or the Companies Regulations, promulgated under the Companies Law. The Companies Regulations provide that an outside director is entitled to receive from the company an annual fee and a per meeting attendance fee for his or her participation at a meeting of the board of directors or any board committee up to the amounts specified in the Companies Regulations. Nevertheless, a company may decide that instead of the compensation specified above, an outside director may receive compensation which shall be determined in proportion to the compensation of the other directors of the company. In addition to any cash compensation, a company may also issue to its outside directors securities of the company that will be awarded in the framework of the company's option plan for directors and other officers of the company and in proportion to the securities awarded to the other directors of the company. An outside director is otherwise prohibited from receiving any other consideration, directly or indirectly, in connection with his or her service as an outside director. Our audit committee and board of directors determined to compensate Mr. Yigal Berman and Ms. Shlomit Golan, our outside directors, by paying them an annual fee and a per meeting attendance fee equal to the compensation received by our other non-employee directors.

     The Israeli Companies Law requires that the terms of compensation to directors be approved by the audit committee, the board of directors, and thereafter, the General Meeting of Shareholders.

     We propose to pay our outside directors annual remuneration of US $7,108 and a per meeting attendance fee of US $264.

          "RESOLVED, that the decision of the audit committee and board of directors of the Company to pay our Outside Directors annual remuneration of US $7,108 and a per meeting attendance fee of US $264 is hereby approved."

     Under the Companies Law the affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

     The Board of Directors recommends a vote FOR the foregoing resolution.


                             APPOINTMENT OF AUDITORS
                           (Item 3 on the Proxy Card)

     Our board of directors first appointed Kost, Forer & Gabbay, Certified Public Accountants (Israel), a member of Ernst & Young International, as our auditors in 1983 until they resigned as our auditors on May 5, 1999 as a result of their entering into an agreement with our parent, Formula Systems, which could have affected Kost, Forer & Gabbay's independence as our auditors. This agreement is no longer in effect and since July 2000 Kost, Forer & Gabbay has not had any relationships with us or any of our affiliates except as auditors. Before re-engaging Kost, Forer & Gabbay as our auditors for the year ended December 31, 2001, we had not consulted with them with respect to accounting principles. As a result of Kost, Forer & Gabbay's knowledge of our operations and reputation in the auditing field, the board of directors is convinced that this firm has the necessary personnel, professional qualifications and independence to act as our auditors. The board of directors has again selected Kost, Forer & Gabbay as our auditors for the fiscal year ending December 31, 2002 and recommends that the shareholders ratify and approve the selection. The remuneration of Kost, Forer & Gabbay shall be fixed by the board of directors according to the volume and nature of their services.

     The following  resolution  will be offered by the board of directors at the
Meeting:

          "RESOLVED, that the appointment of Kost, Forer & Gabbay by our board of directors to conduct the annual audit of our financial statements for the year ending December 31, 2002, and to authorize the board of directors to fix their remuneration is ratified, confirmed and approved."

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

     In the event this resolution does not receive the necessary vote for adoption, or if for any reason Kost, Forer & Gabbay cease to act as our auditors, the board of directors will appoint other independent public accountants as our auditors.

     The Board of Directors recommends a vote FOR the foregoing resolution.


              RECEIVE AND CONSIDER THE AUDITOR'S REPORT, DIRECTORS'
                  REPORT AND CONSOLIDATED FINANCIAL STATEMENTS
                           (Item 4 on the Proxy Card)

     At  the  Meeting,   our  Auditor's   Report,   Directors'  Report  and  the
Consolidated Financial Statements for the year ended December 31, 2001 will be presented. The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote will be necessary to consider and receive our Auditors' Report, Directors' Report and the Consolidated Financial Statements for the year ended December 31, 2001.

     The Board of Directors recommends a vote FOR the consideration and receipt of the Auditor's Report, Directors' Report and Consolidated Financial Statements for the year ended December 31, 2001.


                                            By Order of the Board of Directors,

                                            /s/Amit Birk
                                            Amit Birk
                                            Secretary


        Dated: January 24, 2003

                                                                          Item 2

MAGIC SOFTWARE ENTERPRISES LTD.         VOTE BY MAIL
C/O PROXY SERVICES                      Mark, sign and date your proxy card
P.O. BOX 9112                           and return it in the postage-paid
FARMINGDALE, NY  11735                  envelope we have provided or
                                        return it to Magic Software Enterprises, Ltd., c/o ADP, 51 Mercedes Way,
                                        Edgewood, NY 11717

AUTO DATA PROCESSING
INVESTOR COMM SERVICES
ATTENTION:
TEST PRINT
51 MERCEDES WAY
EDGEWOOD, NY
11717

                                                                 CONTROL NUMBER
                                                                 ACCOUNT NUMBER
                                                                 PAGE 1 OF 2

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:  X        KEEP THIS
                                                        PORTION FOR YOUR RECORDS
--------------------------------------------------------------------------------
                                             DETACH AND RETURN THIS PORTION ONLY
               THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED

MAGIC SOFTWARE ENTERPRISES LTD.
Vote On Directors

1. The election of five directors for terms expiring at the 2003 Annual General Meeting and one outside director for a term expiring in 2005.

        Directors:
        01) David Assia, 02) Dan Goldstein, 03) Gad Goldstein,
        04) Jacob Tanenbaum, 05) Naamit Salomon

                                                                 To withhold
                                                                 authority to
                                                                 vote, mark "For
                                                                 All Except" and
                                                                 write the
                                                                 nominee's name
                                                                 on the line
                                                                 below
[ ] For All      [ ] Withhold All       [ ] For All Except       _______________

Pursuant to Israeli law, in order to ensure specific majority requirements we are required to inquire of you as to whether you have a personal interest in the Company (as described in the proxy statement) with respect to the election of the nominee for outside director.

Do you have a personal interest with respect to the election of Ms. Shlomit Golan as an outside director? YES [ ] No [ ]


1a. Outside Director:
       Shlomit Golan               [ ] For         [ ] Withhold

Vote On Proposals

2.   Approval of the terms of compensation for the Company's outside directors.

                [ ] FOR        [ ] AGAINST            [ ] ABSTAIN

3.   Ratification  of the  appointment of Kost,  Forer & Gabbay as the Company's
     independent   auditors   for  the  year  ending   December   31,  2002  and
     authorization for the Board of Directors to fix their remuneration.

                [ ] FOR        [ ] AGAINST            [ ] ABSTAIN

4. Receipt and consideration of the Company's Auditor's Report, Directors' Report and Consolidated Financial Statements for the year ended December 31, 2001.

                [ ] FOR        [ ] AGAINST            [ ] ABSTAIN

(Please sign exactly as name(s) appear(s) hereon. When signing as attorney, executor, administrator, trustee, guardian, or as an officer signing for a corporation, please give full title under signature.)

[_____________________________][_______]         [______________________][_____]
Signature (PLEASE SIGN WITHIN BOX)Date           Signature (Joint Owners)Date

                         MAGIC SOFTWARE ENTERPRISES LTD.

                  THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned hereby appoints David Assia and Amit Birk, or either of them, attorneys or attorney of the undersigned, for and in the names(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.1 per share, of Magic Software Enterprises Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on February 23, 2003 at 9:00 a.m. at the offices of the Company, 5 HaPlada Street, Or Yehuda, Israel, and at any adjournment or adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

     THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE SIDE. UNLESS OTHERWISE INDICATED, THIS PROXY WILL BE VOTED FOR (i) the ELECTION OF THE FIVE NOMINEES FOR DIRECTOR aND THE ONE NOMINEE FOR OUTSIDE DIRECTOR, AND (ii) APPROVAL OF PROPOSALS 2, 3 AND 4 SET FORTH ON THE REVERSE SIDE.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            MAGIC SOFTWARE ENTERPRISES LTD.
                                                     (Registrant)



                                            By /s/ Menachem Hasfari
                                               --------------------
                                                   Menachem Hasfari
                                                   Chief Executive Officer



Date: February 7, 2003